HYDROGENICS

SHIFT POWER | ENERGIZE YOUR WORLD

2014 ANNUAL REPORT

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the wind and the sun

TABLE OF CONTENTS

Message to Shareholders

Milestones

As we look back over the year past, 2014, we recognize that we have achieved some very important milestones. We delivered our first profitable quarter. We won $18 million in energy storage related projects demonstrating that our capabilities in this important growth area are anchored in customer interest. We saw the pipeline of prospective energy storage projects grow to $80 million. We also saw unprecedented support for hydrogen technology emerging across the globe.

Hydrogenics enters its 20th year of operation in 2015; we have come a long way. What began as a visionary dream is turning progressively into reality. The drivers which endorse our carbon free energy pathway continue to strengthen. Evidence continues to accumulate that society must take action on climate change. The volatility and unsustainable dependencies on oil and gas whatever the price continue to be much more unattractive than a renewable future. The evidence that hydrogen technology is an essential part of the world's energy future continues to mount.

Markers

On a long journey it is understandable that one looks for markers. Where are we now? Are we there yet? "Shift Power, Energize your world" is our invitation to a new future. How do we know for sure that we are indeed making progress toward that vision? The last twelve months has seen the official commercial launch of hydrogen fuel cell vehicles on the retail market. This is something our industry has been working toward for over 25 years. Numerous credible third party studies have been released on our lead application "Power to Gas" showing this technology to be a critically necessary part of the future. The National Renewable Energy Laboratories in the USA, the respected Fraunhofer Institute in Germany and a recent consortium funded study conducted by McKinsey all give a clear endorsement of what we do for a living. Germany, Denmark and Hawaii have declared their intention to pursue a 100% renewable energy future. These goals can only be supported with large scale energy storage resources such as our power to gas solution. A competition in our own home territory, Ontario Canada, pitted us against 50 other bidders and a total of 400 competitive bids for the delivery of first of a kind energy storage services. We were one of 5 selected winners in the end. Over the past year our industrial hydrogen and fuel cell application business have shown strong ongoing growth.

Metrics

As we continue on this journey we need to be clear about what counts. Safety counts first. In everything we do we put the priority on safety in product design, in operation, in service and support of our customers. Being first counts. Hydrogenics has launched the world's first and largest PEM megawatt electrolysis system. Leading counts. Hydrogenics is the acknowledged leader in innovative hydrogen energy systems. Accountability counts. When we had indicated that we planned to cross $50 million in revenue and be profitable for the year 2014 we were sincere and it was entirely an achievable goal. When it became apparent due to some unfortunate supplier issues late in the year that we could not do that, we promptly informed our supporters. And yes, ultimately results count. The past year 2014 was a record performance in our history but we did not reach our own targets. We will continue to expect a lot of our team and ourselves so that we can fully realize the promise and potential of this great company. At the present time our sales pipeline is robust. We are looking forward to a number of initiatives taking important next steps during the year including power to gas projects and our joint venture with Kolon in South Korea. The promise of delivering on this great potential is the source of our energy and stamina as a team. Progress and delivering on milestones counts and we are looking forward of realizing more important milestones this year.

In closing, as always we express our gratitude to our customers who believe in us, our team who remain committed to the vision and to you our shareholders who invest in our mission.

Daryl C. F. Wilson
President and Chief Executive Officer

Management's Responsibility for Financial Reporting

Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the "Company"). The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in "Management's Report on Internal Control Over Financial Reporting." Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditor's report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders' auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders' independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, and their report is provided herein.

Daryl C. F. Wilson
President and Chief Executive Officer

Robert Motz
Chief Financial Officer

March 3, 2015
Mississauga, Ontario

The following Management Discussion and Analysis ("MD&A") of Hydrogenics Corporation ("Hydrogenics" or the "Company") should be read in conjunction with the Company's Audited Consolidated Financial Statements and related notes for the year ended December 31, 2014. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under "Non-IFRS Measures" below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars ("US Dollars"). The information presented in this MD&A is as of March 3, 2015, unless otherwise stated.

Additional information about Hydrogenics, including our Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-looking Statements" cautionary notice on page 26 of this MD&A.

"Hydrogenics" or the "Company" or the words "our," "us" or "we" refer to Hydrogenics Corporation and its subsidiaries.

1. Our Business

Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane ("PEM"), technology. Hydrogenics' mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and branch offices in Russia and Indonesia.

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry. As part of our portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services. We believe these patents place Hydrogenics in the strongest possible position to build our company over the long term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

We operate in various geographic markets and organize ourselves in two reportable segments being Onsite Generation and Power.

2. Growth Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration

At December 31, 2014, we had seventeen full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made in the sales function; including repositioning of responsibilities to permit dedicated leadership for the sales function, obtaining detailed assessments of markets, and leveraging our CommScope and Enbridge strategic relationships.

In 2014, we also continued to invest in product development. In Power Systems, we developed a new 100 kW rack mounted system for power generation and back-up applications. In On Site Generation, our customer E.ON (a major global energy and gas company headquartered in Germany) went live with our 2 Megawatt energy storage electrolyzer that was sold in 2012. We also announced a follow-on 1 Megawatt sale using our newer PEM electrolyzer technology. We are now the only company in the world to successfully launch PEM technology that can absorb a Megawatt of energy in a single PEM stack.

Additionally, we have developed relationships with third parties we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, it is leveraging our strategic relationship with Enbridge as well as our global contacts with other large utilities, gas companies and regulators

We are also noting increased success in partnering with companies to develop hydrogen fueling stations using our electrolysis technology as automobile manufacturers begin to roll out hydrogen fuel cell vehicles at commercial production levels (principally for the European, Asian and California markets).

Future Markets

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the

existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the Independent System Operator's signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing the power grid *and* provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. As the existing fleet of Combined Cycle Gas Turbine ("CCGT") generators contract for this renewable gas, the clean but intermittent characteristics of renewable generation are transformed into a dispatchable renewable resource when and where it is needed. Since the hydrogen or substitute natural gas is stored in the natural gas system, the discharge of stored energy is not restricted to the site of charging like other technologies such as pumped hydro storage and CAES (Compressed Air Energy Storage). As a result, a Power-to-Gas plant can be optimally sited at a point of congestion on the power grid to alleviate the problem. It is also a scalable solution, with expected commercial deployments between 5MW to 100MW. Hydrogenics is currently working with leading utilities worldwide in demonstration projects and setting the stage for commercial-scale projects.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level. The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen. This hydrogen is then stored at site and can be used to fuel hydrogen cars and busses. If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions are only water vapor.

Within our OnSite Generation business segment, we remain focused on reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2014 and beyond. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity.

Within our Power Systems business segment, we spent much of 2014 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components. We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace. We are also attempting to offset a portion of the associated development expenses by entering into cost-sharing agreements with OEMs and government agencies.

3. Overall Performance

Certain of the prior year's figures have been revised to conform with the current presentation.

Selected Financial information

	2014	2013	2012	2014 vs 2013 % Favourable (Unfavourable)	2013 vs 2012 % Favourable (Unfavourable)
			(Revised)		
OnSite Generation	**$ 30,192**	$ 24,078	$ 27,336	**25%**	(12%)
Power Systems	**15,356**	18,335	4,361	**(16%)**	320%
Total Revenue	**45,548**	42,413	31,697	**7%**	34%
Gross profit	**11,214**	12,061	5,249	**(7%)**	130%
Gross Margin %	***25%***	*28%*	*17%*		
Selling, General and Administrative Expenses	**11,756**	16,275	13,027	**28%**	(25%)
Research and Product Development Expenses	**3,284**	2,566	4,452	**(28%)**	42%
Income (Loss) from Operations	**(3,826)**	(6,783)	(12,225)	**44%**	45%
Net Loss	**$(4,523)**	$(8,908)	$(12,797)	**49%**	30%
Net Loss Per Share	**$(0.47)**	$(1.04)	$(1.74)	**55%**	40%
Cash Operating Costs[1]	**$13,939**	$13,546	$15,311	**(3%)**	12%
Adjusted EBITDA[1]	**(2,539)**	(1,217)	(10,062)	**(109%)**	88%
Cash used in Operating Activities	**(14,944)**	(9,197)	(1,163)	**(62%)**	(691%)
Cash & Cash Equivalents (including Restricted Cash)	**10,421**	13,847	16,802	**(25%)**	(18%)
Total Assets	**47,555**	40,070	41,877	**(19%)**	35%
Total Non-Current Liabilities (excluding Deferred Revenue)	**$4,619**	$4,076	$2,940	**(13%)**	(27%)

1 **Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 17**

Highlights for the year ended December 31, 2014 compared to the year ended December 31, 2013

- Revenues increased by $3.1 million or 7% to $45.5 million for the year ended December 31, 2014 compared to $42.4 million in the prior year. Increase in revenue was due to increases in Onsite Generation revenues offset by decreases in Power Systems revenue in the current year as a result of orders from Q1 and Q2 of 2013 with no comparable orders during the same periods in 2014. During the 2014, the Company received new orders for $36.3 million (2013 - $27.6 million) for the OnSite Generation business and $17.2 million (2013 - $9.3 million) for the Power Systems business.

						Expected Revenue Recognition	
	Dec 31, 2013 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2014 backlog	During next 12 months	Beyond next 12 months
OnSite Generation	22.5	36.3	(0.3)	30.2	28.3	27.8	0.5
Power Systems	34.5	17.2	(2.5)	15.3	33.9	11.3	22.6
Total	**57.0**	**53.5**	**(2.8)**	**45.5**	**62.2**	**39.1**	**23.1**

- Selling, general and administrative ("SG&A") expenses for 2014 of $11,756 were lower by $4,522 or 28% compared to $16,278 for the year ended December 31, 2013. The improvement over the prior year was primarily due to the mark-to-market adjustment on the restricted share units ("RSUs") and deferred share units ("DSUs") compared to the prior year as a result of the decline in share price to C$15.42 the end of 2014 from C$20.42 per share at the end of 2013.

- Research and development ("R&D") expenses were $3,284 for the year ended December 31, 2014 compared to $2,566 in 2013, with the increase due to the development of the Company's Celerity™ fuel power system for medium and heavy duty vehicles and power to gas projects.

- Net loss for the year ended December 31, 2014, was $4,523 or $0.47 per share compared to a net loss of $8,908 or $1.04 per share for the prior year. The 49% improvement in the net loss reflects the impact of the lower mark-to-market adjustment on the value of RSUs and DSUs in the current year indicated above, somewhat offset by lower margins in the current year compared to the prior year.

- Cash operating costs were $13.9 million in the current year compared to $13.5 million for 2013, with the higher costs a result of an increase in R&D spending partially offset by lower SG&A expenses due to the impact of exchange rate fluctuations..

- The Adjusted EBITDA loss increased to $2,539 for the year ended December 31, 2014 from $1,217 for last year. The decline resulted from lower margin sales and higher research and development costs in the current year.

December 31, 2013 compared to December 31, 2012

- Revenues increased 34% to $42.4 million from 2012, primarily reflecting increased revenues in our Power Systems business unit as a result of revenue on the contract for integrated power propulsion systems for an OEM as well as delivery of the major order of fuel cell modules to our major partner, CommScope, Inc.

- Gross profit increased $6.8 million to $12.1 million driven by improved margins from the OnSite Generation business unit and increased revenue from the Power Systems business unit.

- Net loss decreased $3.9 million or 30% or $0.70 per share, primarily due to: (i) an increase in amortization and depreciation of $0.2 million; partially offset by (iii) an increase in finance loss of $1.5 million as a result of an increase in the fair value of outstanding and exercised warrants at the time of exercise driven by an increase in our share price; and (iv) a $3.6 million increase in cash settled long term compensation indexed to share price, share settled stock-based compensation expense.
- Cash operating costs were $13.5 million, versus $15.3 million last year, with costs as a percent of revenue falling 16%.
- Adjusted EBITDA loss was $1.2 million versus $10.1 million last year, primarily reflecting; the $6.8 million increase in gross profit.
- Cash and cash equivalents and restricted cash were $13.8 million at December 31, 2013, a $3.0 million decrease compared to December 31, 2012 primarily reflecting: (i) $11.0 of cash used in operating activities; (ii) $1.0 million of capital and intangible expenditures, (iii) repayments of our repayable government contribution totalling $0.4 million; partially offset by (iv) $6.1 million of net proceeds from the issuance of common shares in Q2 2013, (v) $1.8 million of operating borrowings, and; (vi) $1.2 million of proceeds from the exercise of warrants and options.

4. Operating Results

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Our OnSite Generation business involves the decomposition of water into oxygen (O_2) and hydrogen gas (H_2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. Our HySTAT® products can be configured for both indoor and outdoor applications

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by our products. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications. We also sell and service products for progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recent increases in orders and interest for fueling stations in Europe and elsewhere, has signaled what we believe could be a major increase in the size of this market. During the past year, we have also witnessed increased interest and orders for our small, medium and large scale energy storage products, which serve the need for ancillary electrical power services, such as grid balancing and load profiling. While this area is heavily dependent on public

funding initiatives, particularly in Europe, it continues to present compelling growth opportunities. In 2009, we began to sell our products to leading electric power utilities to satisfy the need for renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (v) reduce the cost of ownership of our products through design and technology improvement; and (vi) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Selected Financial Information

Years ended December 31,		2014		2013	% Favourable (Unfavourable)
Revenues	$	30,192	$	24,078	25%
Gross profit		6,102		3,681	66%
Gross margin %		*20%*		*15%*	*32%*
Selling, General and Administrative Expenses		3,293		3,249	(1%)
Research and Product Development Expenses		1,070		817	(31%)
Segment Income (Loss)	$	1,739	$	(385)	552%

Revenues increased by $6,114 or 25% to $30,192 for the year ended December 31, 2014 compared to $24,078 for 2013. Revenue in 2014 consisted primarily of the sale of electrolyzer products to customers in industrial gas markets. Orders awarded for the year ended December 31, 2014 were $36.3 million (December 31, 2013 – $27.6 million). At December 31, 2014 we had $28.3 million of confirmed orders (December 31, 2013 – $22.5 million), to be delivered and recognized as revenue in 2015.

Gross Margin improved in 2014 to 20% compared 15% in 2013 primarily due to the increase in revenue during 2014, bringing production capacity up to normal levels and higher margin orders.

Selling, General and Administrative ("SG&A") Expenses were $3,293 for the year ended December 31, 2014 in line with costs the previous year

R&D Expenses were $1,070 during 2014 compared to spending of $817 for the year ended December 31, 2013 attributable to further prototype development costs.

Segment Income (Loss) increased $2,124 to income of $1,739 for the year ended December 31, 2014 compared to a loss of $385 for the prior year.

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany. Our Power Systems business is based on proton exchange membrane ("PEM") fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. Our HyPM® products are configured into multiple electrical power outputs ranging from 1 kilowatt to 1 megawatt with ease of integration, high reliability and operating efficiency, delivered from a highly compact unit. We also develop and deliver hydrogen generation products based on PEM water electrolysis, which can also be used to serve the energy storage markets noted above.

Our target markets include backup power for telecom and data centre installations and motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology

adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers ("OEMs"), to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current ("DC") and alternative current ("AC") backup and to the military, aerospace and other early adopters of emerging technologies,. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance. In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

Selected Financial Information

Years ended December 31,		2014		2013	% Favourable (Unfavourable)
Revenues	$	15,356	$	18,335	(16%)
Gross Profit		5,112		8,380	(39%)
Gross margin %		*33%*		*46%*	*(27%)*
Selling, General and Administrative Expenses		4,143		4,201	1%
Research and Product Development Expenses		2,194		1,722	(27%)
Segment Income (Loss)	$	(1,225)	$	2,457	(150%)

Revenues decreased $2,979 or 16% to $15,356 for the year ended December 31, 2014 compared to $18,335 for 2013. The decrease in the current year resulted from no comparable orders in the current year for Q1 and Q2 of 2013. Orders awarded for the year ended December 31, 2014 were $17.2 million (December 31, 2013 - $9.3 million), with orders received from Kolon Water & Energy contributing $10.9 million to the backlog. At December 31, 2014, backlog was $33.9 million of confirmed orders for Power Systems' products and services (December 31, 2013 - $34.5 million), with $11.3 million of this backlog expected to be recognized as revenue in the next twelve months.

Gross Margin declined to 33% during 2014 from 46% for the prior year, with the decline in the current period due to product mix with a larger percentage of higher margin engineering services in the prior year.

SG&A Expenses decreased by 1% to $4,143 for the year ended December 31, 2014 compared to $4,201 for the prior year. Expenses were lower in the current year due to lower marketing expenses and lower compensation costs.

R&D Expenses at $2,194 were higher by $472 for the year ended December 31. 2014, compared to the $1,722 for 2013 due to more spending on R&D projects, specifically related to the Celerity™ fuel power system for medium and heavy duty vehicles and power to gas projects.

Segment Income/(loss) declined $3,682 to a loss of $1,225 for the year ended December 31, 2014 compared to income of $2,457 for the year ended December 31, 2013, primarily resulting from the lower gross margin and increased R&D spending.

Corporate and Other

Selected Financial Information

Years ended December 31,	2014	2013	% Favourable (Unfavourable)
Selling, general and administrative expenses	$4,320	$8,828	51%
Research and product development expenses	20	27	26%
Net other finance gains (losses)	(180)	(2,065)	91%
Loss on joint venture	(94)	-	-
Interest income (expense)	(540)	(415)	(30%)
Foreign exchange gains (losses) net	117	355	(67%)
Total	$(5,037)	$(10,980)	54%

SG&A Expenses decreased by $4,508 or 51% to $4,320 for the year ended December 31, 2014 compared to $8,828 for 2013 primarily due to impact of the mark-to-market adjustment on RSUs and DSUs, as a result of the decline of our share price at the end of the current year as explained above.

R&D Expenses were $20 for the year ended December 31, 2014 consistent with the prior year and reflect the cost of maintaining our intellectual property.

Net Other Finance Gains (Losses) decreased by $1,885 to a loss of $180 for the 2014 year compared to a loss $2,065 at the end of 2013, primarily due to the fair value revaluation loss of $1,873 recorded in 2013 on exercised and outstanding warrants that were valued at the higher price for our common shares in 2013. The remaining warrants were exercised in January of 2014 and there were no warrants outstanding at December 31, 2014.

5. Financial Condition

At December 31,	2014	2013	Increase/(decrease) $	%
Cash, cash equivalents, restricted cash and short-term investments	$10,421	$13,847	$(3,426)	(25%)
Trade and other receivables	12,900	5,391	7,509	139%
Inventories	14,698	12,821	1,877	15%
Trade and other payables	13,156	13,193	(37)	-
Warranty provisions (current and non-current)	2,547	2,893	(346)	(12%)
Deferred revenue (current and non-current)	12,912	13,653	(741)	(5%)
Warrants	-	1,075	(1,075)	(100%)
Other non-current liabilities	$3,464	$3,095	$ 369	12%

Cash, cash equivalents, restricted cash and short-term investments were $10.4 million, a decreased $3.4 million or 25%. Refer to Section 9 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $12.9 million, an increase of $7.5 million or 139% due to the timing of deliveries taking place at the end of the fourth quarter resulting in lower cash collections by December 31, 2014. Additionally, the increase in accrued receivables relating to the contract for integrated power propulsion systems for an OEM as revenue is recognized using the percentage of completion method, which does not correspond with the cash collected on outstanding receivables for this project.

Inventories were $14.7 million, an increase of $1.9 million or 15% compared to the prior year and was consistent with our growth targets and our increase in expected product deliveries in early 2015.

Trade and other payables were $13.2 million was consistent with the prior year.

Warranty provisions were $2.5 million, a decrease of $346 or 12% due to lower anticipated warranty claims based on our current warranty experience.

Deferred revenues were $12.9 million, a decrease of $741 or 5% reflecting deposits received on order bookings.

Warrants were nil at December 31, 2014 due to the exercise of 69,072 Series B warrants during the year. There were no outstanding warrants as at December 31, 2014.

Other non-current liabilities were $3.5 million at December 31, 2014, an increase of $369 or 12%, with the increased primarily due to the final draw down related to the loan agreement with the Province of Ontario's Ministry of Economic Development, Strategic Jobs and Investment Fund and a new liability related to a post-retirement benefit liability for our Belgian subsidiary, somewhat offset by the recovery on a Canadian post-retirement benefit liability due to the death of the sole beneficiary of the plan.

6. Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2014.

	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1
					As Revised[1]			
Revenues	**$15,673**	**$11,093**	**$10,723**	**$8,059**	$11,000	$9,236	$9,786	$12,391
Gross Profit	**2,989**	**3,067**	**3,240**	**1,918**	2,705	2,730	2,749	3,877
Gross Margin %	**19%**	**28%**	**30%**	**24%**	25%	30%	28%	31%
Adjusted EBITDA[2]	**160**	**(683)**	**(288)**	**(1,728)**	(165)	(350)	(873)	172
Net Income (Loss)	**612**	**$(1,262)**	**$(125)**	**$(3,747)**	$(3,100)	$(491)	$(4,178)	$(1,139)
Net Income (Loss) Per Share - (Basic and Fully Diluted)	**$0.06**	**$(0.13)**	**$(0.01)**	**$(0.40)**	$(0.35)	$(0.05)	$(0.49)	$(0.15)
Weighted Average Common Shares Outstanding	**10,089,891**	**10,089,508**	**9,605,220**	**9,073,527**	9,003,960	8,963,599	8,542,637	7,843,373

1. The accounting changes were effective January 1, 2013.
2. Adjusted EBITDA is a Non-IFRS measure, see Section 9.

7. Fourth Quarter

Revenues for the fourth quarter were $15.7 million as a result of a higher volume of large orders being delivered in the fourth quarter compared to prior quarters.

Gross Margin was 19% in the fourth quarter, lower than previous quarters, due to higher than anticipated material costs on a large order delivered in the fourth quarter as well as the impact of foreign exchange.

Adjusted EBITDA was income of $160 compared to losses in the prior six quarters due to the Company's increased revenue and focus on cost reductions.

Net income was $611 compared to net losses in the prior seven quarters due to lower mark-to market adjustments in the current quarter and the Company's increased focus on cost reductions indicated above.

8. Outlook

Current Market Environment

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Our joint venture with Kolon Water and Energy also provides for a unique application of fuel cell power modules to provide stationary primary power at the megawatt class. The Korean government regulatory

catalyst for fuel cell technology provides an avenue for significant growth in this area. While we have 1MW currently announced and in backlog we do have visibility to significant growth above this level in 2015 and beyond.

The traditional on-site industrial hydrogen market has seen solid growth in recent months. The growth in this market is correlated to the economies of regions which do not have ready access to hydrogen delivery by truck or pipeline. As costs of truck transport rise the competitiveness of the onsite solution improves. This growth is reflected in the improved OnSite Generation backlog.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and consolidated financial position. At December 31, 2014, our order backlog was $62.2 million (December 31, 2013 - $57.0 million) spread across numerous geographical regions, of which $39.1 million is expected to be recorded as revenue in the next twelve months.

However, as a global Company, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic changes could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook

Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macro economic conditions. As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources. As we continue to win these large projects our revenue and income could have significant swings quarter to quarter coinciding with the shipment of these orders.

Delivery delays in backlog caused by factors such as (but not limited to), supply chain delivery delays, delays caused by shipping carrier, customer credit risk issues, delays requested by the customer and local country customs entry delays could cause revenue recognition on these products to shift into later quarters of 2015.

9. Liquidity

Cash Used in Operating Activities

Years ended December 31,	2014	2013	$ Change
Net loss	$(4,523)	$(8,908)	$4,385
(Increase) decrease in restricted cash	(1,825)	1,758	(3,583)
Changes in non-cash working capital	(10,457)	(8,879)	(1,578)
Other items not affecting cash	1,861	6,832	(4,971)
Cash used in operating activities	$(14,944)	$(9,197)	$(5,747)

Cash used in operating activities during 2014 increased by $5,747 to $14,944 compared to $9,197 used in 2013.

Restricted cash increase by $1.8 million as a result of additional funds deposited with certain financial institutions to support bank guarantees and letters of credit on customer deposits.

Non-cash working capital decreased $10.4 million as a result of higher inventories and receivables related to increased revenue as described above under Section 5 - Financial Condition.

Cash Used in Investing Activities

Years ended December 31,	2014	2013	$ Change
Proceeds on disposals	$ 10	$ -	$ 10
Purchases of property plant and equipment	(871)	(939)	68
Purchase of intangibles	(110)	(32)	(78)
Investment in joint venture	(2,307)	-	(2,307)
Cash used in investing activities	$(3,278)	$(971)	$(2,307)

Cash used in investing activities during 2014 was $ 3.3 million compared to $971 for the year ended December 31, 2013 with the increase due to the investment in the Kolon Hydrogenics joint venture during the current year.

Cash Provided By Financing Activities

Years ended December 31,	2014	2013	$ Change
Proceeds of borrowings	$ 854	$1,782	$ (928)
Repayment of government contributions	(498)	(393)	(105)
Common shares issued, warrants and options exercised	13,666	7,280	6,386
Cash provided by (used in) operating activities	$14,022	$8,669	$5,353

In the first quarter of 2014, we filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus allowed us to offer, from time to time over a 25-month period, up to $100 million of debt, equity and other securities. On May 13, 2014 the Company and CommScope, Inc. of North Carolina ("CommScope") entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 shares by CommScope) at a price of $15 per share. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds to the Company, after underwriting fees and expenses were $13,545.

Changes in cash provided by financing activities year ended December 31, 2014 was $14,022 compared to $8,669 in the prior year with the issuance of 1,000,000 shares for net proceeds of $13,545 as described above, somewhat offset by lower borrowings in the current year compare to the prior year:

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1]	**$5,726**	-	$1,221	$2,328	$2,177
Operating Leases	**3,948**	862	1,600	1,061	425
Purchase obligations	**6,425**	6,425	-	-	-
Repayable Government Contributions	**678**	239	439	-	-
Total Contractual Obligations[2]	**$16,777**	**$7,526**	**$3,260**	**$3,389**	**$2,602**

1. **Represents the undiscounted amounts payable as disclosed below under "Other Loan Facilities".**
2. **The table excludes the DSU liability of $1,168 included in our current liabilities which relate to units that are only settled once a director resigns as a director.**

Credit Facilities

We utilize a credit facility with a Belgian based financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers.

On June 30, 2014, the Company renewed its operating line of credit for up to €7,000 or approximately $8,471 (2013 - $9,645). Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the "Borrower"), a wholly owned Belgium based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to €7,000. The Borrower may also borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €750; and the Borrower may also borrow up to €1,250 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. At December 31, 2014, €3,642 or approximately $4,407 of standby letters of credit and letters of guarantee are outstanding and no amount has been drawn against the operating line of credit. At December 31, 2014, the Company had availability of €3,358 or approximately $4,064 (2013 - $4,405) under this facility.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account, divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2014, the Borrower was in compliance with these covenants.

On July 15, 2014, the Company's Power Systems business segment entered into an agreement for additional operating lines of credit of C$6,248 (2013 - $2,374) or approximately $5,386 of which $3,507 was outstanding at December 31, 2014 as standby letters of credit and letters of guarantee issued. The Company had $1,879 (2013 - $nil) available under this credit facility at December 31, 2014.

In addition to above, the Company's German subsidiary had an outstanding bank guarantee for approximately $86 (2013 - $98).

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company's sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Other Loan Facilities

On September 28, 2011, we entered into a loan agreement with the Province of Ontario's Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million. Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the repayment terms are unaffected; however, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

We drew C$972 or approximate $956 on the loan during 2014. There was no availability remaining under this facility at December 31, 2014. The loan is collateralized by a general security agreement covering assets of the Company. Additionally, the loan requires that we maintain a minimum cash deposit in a Canadian Financial institution.

The Company may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. The Company may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics' results of operations or financial condition.

10. Capital Resources

At December 31, 2014, the Company had cash and cash equivalents of $6,572, restricted cash of $3,849, total debt of $2,922 and shareholders' equity of $15,476. The Company considers its capital employed to consist of shareholders' equity and total debt, net of cash and cash equivalents as follows:

At December 31,	2014	2013
Cash and cash equivalents and restricted cash	$10,421	$13,847
Less:		
Long term debt	2,922	2,260
Net cash and cash equivalents and restricted cash	7,499	11,587
Shareholders' equity	15,476	6,161
Capital Employed	$22,975	$17,748

The Company's financial objective when managing capital is to make sure that we have the cash and debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the Company's operating and financial performance and current outlook of the business and industry in general. The Company's alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company's needs.

11. Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

12. Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company. During 2014, Hydrogenics made purchases of $171 (2013 - $212) from this related company. At December 31, 2014, the Company had an accounts payable balance due to this related party of $12 (2013 - $4). We believe that transactions with this company are consistent with those we have with unrelated third parties.

As a result of CommScope's investments in the Company, CommScope was previously considered a related party. During 2014, products sales to CommScope were $58 (2013 - $4,049). At December 31, 2014, the Company had no outstanding accounts receivable from CommScope (2013 – nil). We believe transactions with this company are consistent with those we have with unrelated third parties.

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Company holds an equity investment in this joint venture. During 2014, the Company sold the joint venture a 1 Megawatt Power Generation unit for $3,136 and at the end of December 31, 2014 the Company had a receivable of $935 owing from the joint venture.

All related party transaction involve the parent company and there are no related party transactions to disclose for the Company's subsidiaries.

13. Critical Accounting Estimates

The Company's management make judgments in it process of applying the Company's accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company's financial information are reflected in note 3 of the Company's consolidated financial statements for the year ended December 31, 2014.

14. Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2014 are disclosed in note 2 of our consolidated financial statements and their related notes for the year ended December 31, 2014.

15. Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting," we have identified a material weakness in our internal control over financial reporting. Due to this material weakness, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2014.

In light of the material weakness in internal control over financial reporting, we completed other procedures, including validating, and in certain cases correcting, the calculation of the impact of foreign currencies on our non-monetary assets in our German subsidiary. These additional procedures have allowed us to conclude that, notwithstanding the material weakness in our internal control over financial reporting, the consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations, and cash flows for the periods presented in conformity with GAAP.

16. Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the

inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

There were no changes in our internal controls over financial reporting during the year ended December 31, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

An evaluation of the effectiveness of the Company's internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have affected the internal controls over financial reporting, was conducted as of December 31, 2014, by company management including the CEO and the CFO. Management assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management has concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2014.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and implement internal controls to ensure that non-monetary assets denominated in foreign currency in our German subsidiary were accurately recorded in US dollars. The material weakness resulted in errors in the measurement of non-monetary assets in the German subsidiary that were corrected in the Company's consolidated financial statements for the year ended December 31, 2014 prior to their release. Additionally, this material weakness could, if uncorrected, result in a future misstatement of the aforementioned non-monetary assets or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company's audited financial statements.

The Company's management, including the CEO and CFO, and our Board of Directors are committed to remediating the material weakness in internal control over financial reporting by enhancing existing controls and introducing new controls over the use of appropriate exchange rates in the recording and translation of foreign currency transactions and balances in our foreign subsidiaries.

The Company's management, including the CEO and CFO, is committed to implementing its remediation plan as soon as practicable.

17. Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization ("EBITDA"), "Adjusted EBITDA" and "cash operating costs" are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number,

disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

We report Adjusted EBITDA because it is a key measure used by management to evaluate the performance of business units and the Company. EBITDA or Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes Adjusted EBITDA assists investors in comparing a company's performance on a consistent basis excluding depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost. Adjusted EBITDA is regularly reported to the chief operating decision maker.

Beginning with the year ended December 31, 2013 we have also changed our definition of Adjusted EBITDA to exclude stock-based compensation (both share settled and RSUs and DSUs that are cash settled stock-based compensation). We believe that removing this expense allows for a better focus and measurement on operational performance.

Adjusted EBITDA is not a calculation based on IFRS and should not be considered an alternative to loss from operations or net income (loss) in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following table provides a reconciliation of Adjusted EBITDA with net loss:

Years ended December 31,		2014		2013
Net loss	$	(4,523)	$	(8,908)
Finance loss (income)		697		2,125
Depreciation of property, plant and equipment and intangible assets		661		712
RSUs and DSUs		82		4,223
Stock-based compensation expense (including PSUs)		544		631
Adjusted EBITDA	$	(2,539)	$	(1,217)

Cash Operating Costs

We report cash operating costs because it is a key measure used by management to measure the normal operating costs required to operate the ongoing business units of the Company. The Company believes cash operating costs are a useful measure in assessing our normal operating costs. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs are not based on IFRS and should not be considered an alternative to loss from operations in measuring the Company's performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Company's cost structure relative to other

companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating costs consisting of Selling, general and administrative expenses and Research and product development expenses:

Cash operating costs

Years ended December 31,		2014		2013
Selling, general and administrative expenses	$	11,756	$	16,278
Research and product development expenses		3,284		2,566
Total operating costs	$	15,040	$	18,844
Less: Depreciation of property, plant and equipment and intangibles		475		444
Less: RSUs and DSUs		82		4,223
Less: Stock-based compensation expense (including PSUs)		544		631
Cash operating costs	$	13,939	$	13,546

18. Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

- Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
- The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
- Our mix of revenues in the recent past does not reflect our current business strategy; it may be difficult to assess our business and future prospects.
- We may not be able to implement our business strategy and the price of our common shares may decline.

- Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
- We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
- Our operating results may be impacted by currency fluctuation.
- Our insurance may not be sufficient.
- Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
- Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
- Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
- Changes in government policies and regulations could hurt the market for our products.
- Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.
- Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
- We could be liable for environmental damages resulting from our research, development or manufacturing operations.
- We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
- We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
- Our strategy for the sale of fuel cell power products depends on developing partnerships with original equipment manufacturers ("OEMs"), governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.
- We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
- We may not be able to manage successfully the anticipated expansion of our operations.
- If we do not properly manage foreign sales and operations, our business could suffer.
- We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
- We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders' interests.
- We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
- We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
- We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
- Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

- The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
- Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
- We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
- Our involvement in intellectual property litigation could negatively affect our business.
- Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
- If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
- As a result of the strategic alliances entered into with CommScope and Enbridge, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
- A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
- If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder's investment.
- Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
- US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
- Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

19. Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 10,090,325 common shares outstanding at December 31, 2014.

	2014			2013		
	Number		**Amount**	Number		Amount
Balance at January 1	**9,017,617**	**$**	**333,312**	7,775,540	$	323,513
Share offering	**1,000,000**		**13,545**	891,250		6,145
Warrants exercised	**57,144**		**1,217**	302,859		3,171
Stock options exercised (note 18)	**15,564**		**185**	47,968		483
At December 31,	**10,090,325**	**$**	**348,259**	9,017,617	$	333,312

At December 31, 2014, there were 481,403 stock options and 87,850 DSUs outstanding to purchase our common shares and there were no Series A and Series B warrants outstanding, if these securities are exercised, our shareholders could incur dilution.

20. Forward Looking Statements

This MD&A constitutes "forward-looking information," within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements can be identified by the use of words, such as "plans," "expects," or "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "believes" or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Company's fiscal 2015 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements;
- pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company's assets; and
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this assessment and those criteria, management concluded that due to the material weakness described below, our internal control over financial reporting was not effective as of December 31, 2014.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and implement internal controls to ensure that non-monetary assets denominated in foreign currency in our German subsidiary were accurately recorded in US dollars. The material weakness resulted in errors in the measurement of non-monetary assets in the German subsidiary that were corrected in the Company's consolidated financial statements for the year ended December 31, 2014 prior to their release. Additionally, this material weakness could, if uncorrected, result in a future misstatement of the aforementioned non-monetary assets or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company's audited financial statements.

The Company's management, including the CEO and CFO, and our Board of Directors are committed to remediating the material weakness in internal control over financial reporting by enhancing existing controls and introducing new controls over the use of appropriate exchange rates in the recording and translation of foreign currency transactions and balances in our foreign subsidiaries.

The Company's management, including the CEO and CFO, is committed to implementing its remediation plan as soon as practicable.

Daryl C. F. Wilson
President and Chief Executive Officer

Robert Motz
Chief Financial Officer

March 3, 2015
Mississauga, Ontario

pwc

March 3, 2015

Independent Auditor's Report

To the Shareholders of
Hydrogenics Corporation

We have completed an integrated audit of Hydrogenics Corporation and its subsidiaries' 2014 consolidated financial statements and their internal control over financial reporting as at December 31, 2014 and an audit of their 2013 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2014 and December 31, 2013 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2014 and December 31, 2013 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Hydrogenics Corporation and its subsidiaries' internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting.

Auditor's responsibility
Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Hydrogenics Corporation and its subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO because of a material weakness in internal control over financial reporting related to the incorrect recording of non-monetary assets denominated in foreign currency in the German subsidiary.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Report on Internal Control over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

Hydrogenics Corporation

Consolidated Balance Sheets

(in thousands of US dollars)

		December 31 2014		December 31 2013
Assets				
Current assets				
Cash and cash equivalents (note 6)	$	6,572	$	11,823
Restricted cash (note 6)		3,228		635
Trade and other receivables (note 7)		12,900		5,391
Inventories (note 8)		14,698		12,821
Prepaid expenses		747		979
		38,145		31,649
Non-current assets				
Restricted cash (note 6)		621		1,389
Investment in joint venture (note 9)		2,150		-
Property, plant and equipment (note 10)		1,873		1,684
Intangible assets (note 11)		157		100
Goodwill (note 12)		4,609		5,248
		9,410		8,421
Total assets	$	47,555	$	40,070
Liabilities				
Current liabilities				
Trade and other payables (note 13)	$	13,156	$	13,193
Warranty provisions (note 14)		1,392		1,912
Deferred revenue		6,771		6,348
Warrants (note 17)		-		1,075
		21,319		22,528
Non-current liabilities				
Other non-current liabilities (note 16)		3,464		3,095
Non-current warranty provisions (note 14)		1,155		981
Non-current deferred revenue		6,141		7,305
Total liabilities		32,079		33,909
Equity				
Share capital (note 17)		348,259		333,312
Contributed surplus		18,927		18,449
Accumulated other comprehensive loss		(2,108)		(249)
Deficit		(349,602)		(345,351)
Total equity		15,476		6,161
Total equity and liabilities	$	47,555	$	40,070

Guarantees and Contingencies (notes 15 and 27)

Douglas Alexander
Chairman

Don Lowry
Director

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31,

(in thousands of US dollars, except share and per share amounts)

		2014		2013
Revenues	**$**	**45,548**	$	42,413
Cost of sales		**34,334**		30,352
Gross profit		**11,214**		12,061
Operating expenses				
Selling, general & administrative expenses (note 19)		**11,756**		16,278
Research and product development expenses (note 20)		**3,284**		2,566
		15,040		18,844
Loss from operations		**(3,826)**		(6,783)
Finance income (expenses)				
Interest income		**9**		11
Interest expense		**(549)**		(426)
Foreign currency gains		**957**		517
Foreign currency losses		**(840)**		(162)
(Loss) from joint venture (note 9)		**(94)**		-
Other finance gains (losses), net (note 24)		**(180)**		(2,065)
Finance income (loss), net		**(697)**		(2,125)
Loss before income taxes		**(4,523)**		(8,908)
Income tax expense (note 25)		**-**		-
Net loss for the period		**(4,523)**		(8,908)
Items that will not be reclassified subsequently to net loss:				
Re-measurement of actuarial liability		**272**		-
Items that may be reclassified subsequently to net loss				
Loss on re-measurement of actuarial liability		**(208)**		-
Exchange differences on translating foreign operations		**(1,651)**		509
Comprehensive loss for the period	**$**	**(6,110)**	$	(8,399)
Net loss per share				
Basic and diluted (note 26)	**$**	**(0.47)**	$	(1.04)
Weighted average number of common shares outstanding (note 26)		**9,718,349**		8,592,600

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation
Consolidated Statements of Changes in Equity
(in thousands of US dollars, except share and per share amounts)

	Common shares Number	Common shares Amount	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total equity
Balance at December 31, 2013	**9,017,617**	**$ 333,312**	**$ 18,449**	**$ (345,351)**	**$ (249)**	**$ 6,161**
Net loss	-	-	-	(4,523)	-	(4,523)
Other comprehensive loss	-	-	-	272	(1,859)	(1,587)
Total comprehensive loss	-	-	-	(4,251)	(1,859)	(6,110)
Issuance of common shares (note 17)	1,057,144	14,762	-	-	-	14,762
Issuance of common shares on exercise of stock options (note 18)	15,564	185	(66)	-	-	119
Stock-based compensation expense (note 18)	-	-	544	-	-	544
Balance at December 31, 2014	**10,090,325**	**$348,259**	**$ 18,927**	**$ (349,602)**	**$ (2,108)**	**$15,476**

	Common shares Number	Common shares Amount	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total equity
Balance at December 31, 2012	7,775,540	$ 323,513	$ 17,995	$ (336,443)	$ (758)	$ 4,307
Net loss	-	-	-	(8,908)		(8,908)
Other comprehensive loss	-	-	-		509	509
Total comprehensive loss	-	-	-	(8,908)	509	(8,399)
Issuance of common shares (note 17)	1,194,109	9,316	-	-	-	9,316
Issuance of common shares on exercise of stock options (note 18)	47,968	483	(177)	-	-	306
Stock-based compensation expense (note 18)	-	-	631	-	-	631
Balance at December 31, 2013	9,017,617	$333,312	$ 18,449	$ (345,351)	$ (249)	$6,161

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation
Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands of US dollars)

		2014		2013
Cash and cash equivalents provided by (used in):				
Operating activities				
Net loss for the period	$	(4,523)	$	(8,908)
Increase (decrease) in restricted cash		(1,825)		1,758
Items not affecting cash:				
Loss on disposal of assets		1		3
Amortization and depreciation		661		712
Other finance losses (gains), net (note 24)		180		2,065
Unrealized foreign exchange (gains)		259		(120)
Unrealized loss on joint venture (note 9)		94		-
Portion of borrowings recorded as a reduction of research and development expenses (note 16(i))		(355)		(934)
Accreted non-cash interest (note16(i))		480		349
Payment of post-retirement benefit liability (note 16(ii))		(85)		(97)
Stock-based compensation (note 18)		544		631
Stock based compensation – RSUs and DSUs (note18)		82		4,223
Net change in non-cash working capital (note 29)		(10,457)		(8,879)
Cash used in operating activities		(14,944)		(9,197)
Investing activities				
Investment in joint venture (note 9)		(2,307)		-
Proceeds from disposals (note 10)		10		-
Purchase of property, plant and equipment (note 10)		(871)		(939)
Purchase of intangible assets (note 11)		(110)		(32)
Cash used in investing activities		(3,278)		(971)
Financing activities				
Repayment of repayable government contributions (note 16(iii))		(498)		(393)
Proceeds of borrowings, net of transaction costs (note 16)		-		1,782
Proceeds of operating borrowings		854		1,412
Repayment of operating borrowings		-		(1,412)
Common shares issued and warrants exercised, net of issuance costs (note 17)		13,666		7,280
Cash provided by financing activities		14,022		8,669
Effect of exchange rate fluctuations on cash and cash equivalents held		(1,051)		302
Increase (Decrease) in cash and cash equivalents during the period		(5,251)		(1,197)
Cash and cash equivalents - Beginning of period		11,823		13,020
Cash and cash equivalents - End of period	$	6,572	$	$11,823
Supplemental disclosure				
Income taxes paid	$	-	$	-
Interest paid	$	10	$	8

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries ("Hydrogenics" or the "Corporation" or the "Company") design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane ("PEM") technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics Corporation is incorporated and domiciled in Canada. The address of the Company's registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company's shares trade under the symbol "HYG" on the Toronto Stock Exchange and under the symbol "HYGS" on NASDAQ.

Note 2 - Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of consolidated financial statements.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The Company is required to make estimates that include revenue recognition, warranty provisions and the long-term debt.

On March 3, 2015, the Board of Directors authorized the consolidated financial statements for issue.

Note 3 - Summary of Significant Accounting Policies

The consolidated financial statements of the Company include the accounts of Hydrogenics and the consolidated accounts of all of its wholly owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company. Subsidiaries include all entities controlled by the Company. Control exists when the Company has the power to, directly or indirectly, govern the financial and operating policies. The existence and potential voting rights presently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control was obtained by the Company and are deconsolidated from the date on which control ceased. The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Investments in joint ventures
Investments in joint ventures, over which the Company has joint control, are accounted for using the equity method. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Company's share of the investee's net profit or loss, including net profit or loss recognized in other comprehensive income (OCI), subsequent to the date of acquisition.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Foreign currency translation

Items included in the financial statements of each consolidated entity in the Company's consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation ("the parent company").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the consolidated statements of operations and comprehensive loss.

The functional currency of the Company's subsidiary located in Belgium is the Euro, which is the currency of the primary economic environment in which the subsidiary operates. The financial statements of this subsidiary are translated into US dollars as follows: assets and liabilities, at the closing exchange rate at the dates of the balance sheets; and the income and expenses, at the average exchange rate during the year as this is considered a reasonable approximation to the actual rates. All resulting changes are recognized in other comprehensive loss as cumulative translation adjustments.

Cash and cash equivalents and restricted cash

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash. Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments

Financial assets and financial liabilities are recognized on the trade date – the date on which the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i) *Financial assets and financial liabilities at fair value through profit or loss.* A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The Company's sole financial liability at fair value through profit or loss is warrants. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions.

(ii) *Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or* determinable payments that are not quoted in an active market. The Company's loans and receivables comprise trade and other receivables, cash and cash equivalents, and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii) *Financial liabilities at amortized cost.* Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt (see Note 16 – Other Non-current Liabilities). All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions and long-term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains losses, net. Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out ("FIFO") basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes. Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Furniture and equipment	20% per annum
Computer hardware	30% per annum
Automobiles	30% per annum
Leasehold improvements	Straight-line over the term of the lease

Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Construction-in-progress assets are not depreciated until such time they are available for use. Depreciation ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss.

Intangible assets

The Company's intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their estimated useful lives using the diminishing balance method of 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred. The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations are allocated to groups of cash generating units (CGU) that are expected to benefit from the synergies of the combination. The goodwill recorded in the Company's consolidated financial statements relates to the OnSite Generation CGU. Goodwill is not amortized.

Impairment

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset's original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property, plant and equipment, intangible assets and goodwill are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows being the CGU. The recoverable value is the higher of an asset's fair value less costs of disposal and value in use (which is the present value of the expected future cash

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset's carrying value exceeds its recoverable value.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. Refer below under Note 12 for a detailed discussion on how the goodwill testing is performed. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A goodwill CGU represents the lowest level within an entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Corporation has two goodwill CGUs, which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products. The goodwill recorded in the Corporation's consolidated financial statements relates entirely to the OnSite Generation CGU. Goodwill is not amortized.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Provisions and product warranties

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Company performs evaluations to identify onerous contracts and where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

The Company typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Company estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Warrants

The Company had warrants outstanding, which could be settled in cash at the option of the holder in the case of certain defined transactions ("Fundamental Transactions"), such as a change in control of the Company. The Company classified these warrants as a liability at issuance because of the cash settlement features associated with the warrants. The change in fair value during the period was included within other finance losses, net.

Leases

Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

certainty the lessee will obtain ownership by the end of the lease term. Payments made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Statement of Operations and Comprehensive Loss on a straight-line basis over the period of the lease.

Research and product development

The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. To date, no product development costs have been capitalized.

Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Company has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred. Non-governmental funding is recognized when the Company becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Company receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured as an amortized cost financial liability, as discussed above.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Company's activities.

Revenue is recognized when the Company has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Company, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns. Historical experience is used to estimate and provide for discounts and returns. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Company recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

The Company also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

separate units of accounting or elements on a relative fair value basis. The revenue recognition policy described above is then applied to each unit of accounting.

Revenue from long-term contracts, such as customer specific product development contracts are recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction. The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Revenue on a given contract is recognized proportionately with its percentage of completion. The stage of completion is measured on the basis of direct expenses incurred as a percentage of the total direct expenses to be incurred.

If circumstances arise that may change the estimates of revenue, the remaining costs or extent of progress toward completion, estimates of revenue are revised. These revisions may result in increases or decreases in estimated revenue or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as current deferred revenue, except for the portion expected to be settled beyond 12 months of the consolidated balance sheet dates, which is classified as non-current deferred revenue.

Cost of sales

Cost of sales for products, includes the cost of finished goods inventory and the costs related to shipping and handling. Cost of sales for service, includes direct labour and additional direct and indirect expenses.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Post-retirement benefit liabilities

The Company had a post-retirement benefit obligation, which was unfunded and payable in Canadian dollars, and was a defined benefit plan to be paid to a beneficiary and was recognized in the consolidated balance sheets at the present value of the obligation at the consolidated balance sheet date. This liability no longer exists due the death of the sole beneficiary during December 2014.

The Company has a post retirement benefit obligation with respect to the Belgium subsidiary related to defined contribution plans. Under Belgian law a guaranteed return on the contributions is required and as a result, the Company has recorded a long-term liability associated with this plan for the present value of the obligation at the consolidated balance sheet date.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Stock-based compensation

The Company's stock-based compensation plans are summarized below:

(i) Stock options

The Company grants stock options to certain employees. Stock options vest 25% one year from the date of grant and quarterly thereafter over three years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period, and is based on the estimated number of instruments expected to vest, which are then re-estimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates.

(ii) Deferred share units ("DSU")

The Company grants DSUs to directors as part of their compensation. The DSUs vest upon grant and are settled in cash. The vested DSUs are marked-to-market at the end of each reporting period based on the closing price of the Company's shares with the change in fair value recorded in selling, general and administrative expenses. The Company has set up a liability in the consolidated balance sheets, included within trade and other payables, for the fair value of the vested DSUs.

(iii) Restricted share units ("RSU")

The Company granted RSUs to certain employees prior to 2012. These RSUs vest over three years and are settled in cash. The fair value of vested RSUs is revalued at the end of each reporting period based on the closing price of the Company's shares with the change in fair value recorded in selling, general and administrative expenses. All outstanding RSUs were settled at December 31, 2014 and the Company no longer has a liability for these units.

(iv) Performance share units ("PSU")"

The Company grants PSUs to certain employees. The PSUs will be settled in the Company's shares. The cost of the Company's PSUs is charged to selling, general and administrative expenses using the graded vesting method. The fair value of the vested share units are the fair value of the Company's share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

Income taxes

Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statements of operations and comprehensive loss, except to the extent that it relates to items recognized directly in comprehensive loss or equity, in which case, income taxes are also recognized directly in comprehensive loss or equity. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted, or substantively enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base (the amount attributed to the asset or liability for income tax purposes rather than the amount used in the computation of taxable income) and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

Net loss per share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying stock options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of stock options and warrants to acquire common shares.

Note 4 - Significant accounting judgments and estimation uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Company to make estimates include revenue recognition, warranty provisions, and long-term debt.

These estimates and judgments are further discussed below:

(i) Revenue recognition and contract accounting

The Company uses the percentage-of-completion method of accounting for its long-term contracts, such as customer specific product development contracts. Use of the percentage-of-completion method requires the Company to estimate the services performed to date as a proportion of the total services to be performed. This estimate impacts both the amount of revenue recognized by the Company as well as the amount of deferred revenue. The determination of estimated costs for completing a fixed-price contract is

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

The determination of expected revenue represents the contractually agreed revenue, including change orders. A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

The Company estimates costs separately for each customer specific product development contract. The determination of estimates is based on the Company's business practices, considering budgets as well as its historical experience. Furthermore, management regularly reviews underlying estimates of product development contract profitability. The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

(ii) Warranty provision

As noted above, the Company typically provides a warranty for parts and/or labour for up to two years from date time of shipment or commissioning or based on certain operating specifications, such as hours of operation. In establishing the warrant provision management considers historical field data, results of internal testing and in certain circumstances, application, in determining the value of this provision. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of sales.

(iii) Long-term debt

As described in Note 16 – Other Non-current Liabilities, the Company has entered into a loan agreement with the Province of Ontario Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding of C$6,000. The financial liability was measured as the net present value of future cash flows. The Company estimates the total project expenditures expected to be incurred before the project completion date when valuing its long-term debt related to any new disbursements or estimating the timing of cash flows relating to the existing liability. This estimate impacts the amount of the loan that will be subject to accelerated repayment as described in Note 16.

The key assumptions used in determining the fair value of the loan are as follows:

(i) Certain criteria, such as the retention and creation of a specified number of jobs, will be met and hence, the loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement and bear interest at a rate of 3.67% after this five-year period. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.
(ii) The discount rate for loan drawdowns during the year ended December 31, 2014 was 13% (2013 – 15.5%)
(iii) Sufficient expenditures will be incurred before the project completion date such that accelerated repayment will not impact the timing of repayment of the amounts drawn to date.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 5 - Accounting Standards Issued But Not Yet Applied

IFRS 9, *Financial Instruments*, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income ("OCI"). Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, *Financial Instruments – Recognition and Measurement*, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI. In January 2012, the effective date was revised to January 1, 2015 with earlier application permitted.

IFRS 9 was amended In November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity's own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9) and (iii) remove the previous mandatory effective date of January 1, 2015, although the standard is available for early adoption. The Company has not yet assessed the impact of this standard and amendments or determined whether it will early adopt them.

On May 28, 2014, the IASB issued the final revenue standard, IFRS 15 *Revenue from Contracts with Customers*, which will replace IAS 11 *Construction Contracts*, IAS 18 *Revenue*, IFRIC 13 *Customer Loyalty Programmes*, IFRIC 15 *Agreements for the Construction of Real Estate*, IFRIC 18 *Transfer of Assets from Customers*, and SIC 31 *Revenue - Barter Transactions Involving Advertising Services*. The new standard will be mandatorily effective for fiscal years beginning on or after January 1, 2017, and interim periods within that year. Earlier application is permitted. The Company is assessing the new standard to determine its impact on the Company's Consolidated Financial Statements.

Note 6 – Cash and Cash Equivalents and Restricted Cash

At December 31,		2014		2013
Cash and cash equivalents	$	6,572	$	11,823
Restricted cash		3,228		635
Restricted cash non-current		621		1,389
Total	**$**	**10,421**	$	13,847

The restricted cash is held by financial institutions in Canada and Europe as partial security for standby letters of credit and letters of guarantee. At December 31, 2014, the Company had standby letters of credit and letters of guarantee issued by several financial institutions of $8,000 (2013 - $7,614), with expiry dates extending to August 2017. See Note 15 – Lines of Credit and Bank Guarantees for additional information.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 7 - Trade and Other Receivables

		December 31, 2014		December 31, 2013
Trade accounts receivables	$	10,518	$	4,864
Less: Allowance for doubtful accounts		(133)		(139)
Net trade accounts receivable		10,385		4,725
Other receivables		2,515		666
Total Receivables	$	12,900	$	5,391

Note 8 - Inventories

		December 31, 2014		December 31, 2013
Raw materials	$	6,651	$	8,036
Work-in-progress		6,907		4,533
Finished goods		1,140		252
Total inventory	$	14,698	$	12,821

At December 31, 2014, the inventory obsolescence provision was as follows:

		2014		2013
At January 1	$	955	$	1,286
Net Increase in the provision		512		13
Write downs during the period, net of recoveries		(348)		(377)
Foreign exchange revaluation		(69)		33
At December 31,	$	1,050	$	955

Note 9 – Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with a South Korean company, whereby the parties formed Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two-thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11 "Joint Arrangements".

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

		December 31, 2014
Balance January 1, 2014	$	-
Equity investment in joint venture		2,307
Share in loss of the joint venture		(94)
Foreign currency translation		(63)
Investment in joint venture	$	2,150

Financial information for the joint venture which is accounted for using the equity method follows below.

Summarized balance sheet information of Kolon Hydrogenics is a follows:

		December 31, 2014
Assets		
Current assets	$	3,797
Non-current assets		3,313
Total assets	$	7,110
Liabilities		
Current liabilities		2,700
Non-current liabilities	$	22
Total liabilities		2,722
Net assets	$	4,388

Summarized loss from continuing operations and total comprehensive loss from May 28, 2014 through December 31, 2014 for Kolon Hydrogenics is as follows:

		December 31, 2014
Joint venture loss from continuing operations	$	(192)

The Company's portion of the joint venture's continuing loss from operations is 49% of the stated amount.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

The following table is a reconciliation of the joint venture's financial information to the carrying amount of the Company's investment in Kolon Hydrogenics:

		December 31, 2014
Net assets of Kolon Hydrogenics	$	4,388
Net assets at 49%		2,150
Equity investment in joint venture	$	2,307
Company's share of net losses at 49%		(94)
Foreign currency translation		(63)
Investment in joint venture	$	2,150

Note 10 - Property, Plant and Equipment

	Plant and test equipment	Furniture and equipment	Computer Hardware	Leasehold Improvements	Total
Net book value, December 31, 2013	$197	$1,299	$103	$85	$1,684
Additions	42	673	47	109	871
Disposals	(10)	-	-	-	(10)
Depreciation	(48)	(465)	(53)	(42)	(608)
Foreign exchange	-	(56)	(4)	(4)	(64)
Net book value December 31, 2014	$181	$1,451	$93	$148	$1,873
Total cost	$5,240	$5,017	$661	$1,327	$12,245
Total accumulated depreciation	(5,059)	(3,566)	(568)	(1,179)	(10,372)
Net book value, December 31, 2014	$181	$1,451	$93	$148	$1,873

Depreciation of $422 (2013 - $405) was included in selling, general and administrative expenses and $186 (2013 - $268) in cost of sales.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

	Plant and test equipment	Furniture and equipment	Computer Hardware	Leasehold Improvements	Total
Net book value, December 31, 2012	$22	$946	$126	$305	$1,399
Additions	222	672	32	12	938
Disposals	-	-	(3)	-	(3)
Depreciation	(39)	(348)	(53)	(233)	(673)
Foreign exchange	(8)	29	1	1	23
Net book value December 31, 2013	$197	$1,299	$103	$85	$1,684
Total cost	$5,219	$4,743	$651	$1,275	$11,888
Total accumulated depreciation	(5,022)	(3,444)	(548)	(1,190)	(10,204)
Net book value, December 31, 2013	$197	$1,299	$103	$85	$1,684

Note 11 - Intangible Assets

Computer Software	2014	2013
Net book value, December 31,	$100	$107
Additions	110	31
Disposals	-	-
Amortization	(53)	(39)
Foreign exchange	-	1
Net book value December 31,	$157	$100
Total cost	1,889	$1,783
Total accumulated depreciation	(1,732)	(1,683)
Net book value, December 31,	$157	$100

Amortization of $53 (2013 - $39) is included in the Consolidated Statements of Operations and Comprehensive Loss in selling, general and administrative expenses.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 12 - Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

		2014		2013
At January 1	$	5,248	$	5,021
Foreign exchange revaluation		(639)		227
At December 31,	$	4,609	$	5,248

The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs of disposal. Fair value less of disposal is determined using multiples of revenue determined by reference to specific risks in relation to the OnSite Generation CGU and revenue multiples based on past experience, forecasted results, and those noted for comparable companies. Furthermore, the Company reconciles the recoverable amount to its consolidated market capitalization and the fair value of its debt. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

No impairment charges have arisen as a result of the reviews performed as at December 31, 2014 and 2013. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

Note 13 - Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

		December 31, 2014		December 31, 2013
Trade accounts payable	$	6,426	$	3,115
Accrued payroll and related compensation		2,874		3,871
Supplier accruals		1,570		1,402
Accrued professional fees		206		270
Deferred and restricted share unit liability		1,168		3,181
Current portion of repayable government contributions		219		464
Other		693		890
Total accounts payable and accrued liabilities	$	13,156	$	13,193

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 14 - Warranty Provisions

Changes in the Company's aggregate warranty provision are as follows:

		2014		2013
At January 1,	$	2,893	$	1,808
Additional provisions		2,307		2,594
Utilized during the period		(1,575)		(764)
Unused amounts reversed		(795)		(813)
Foreign currency translation		(283)		68
Total warranty provision at December 31,		2,547		2,893
Less current portion		(1,392)		(1,912)
Long-term warranty provision at December 31,	$	1,155	$	981

The warranty provision was 5.6% of revenue at December 31, 2014 and a 10% increase or decrease in warranty claims would impact the Company's net loss by approximately $255.

Note 15 - Lines of Credit and Bank Guarantees

On June 30, 2014, the Company renewed its operating line of credit for up to €7,000 or approximately $8,471 (2013 - $9,645). Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the "Borrower"), a wholly owned Belgium based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to €7,000. The Borrower may also borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €750; and the Borrower may also borrow up to €1,250 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. At December 31, 2014, €3,642 or approximately $4,407 of standby letters of credit and letters of guarantee are outstanding and no amount has been drawn against the operating line of credit. At December 31, 2014, the Company had availability of €3,358 or approximately $4,064 (2013 - $4,405) under this facility.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account, divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2014, the Borrower was in compliance with these covenants.

On July 15, 2014, the Company's Power Systems business segment entered into an agreement for additional operating lines of credit of C$6,248 (2013 - $2,374) or approximately $5,386 of which $3,507 was outstanding at December 31, 2014 as standby letters of credit and letters of guarantee issued. The Company had $1,879 (2013 - $nil) available under this credit facility at December 31, 2014.

In addition to above, the Company's German subsidiary had an outstanding bank guarantee for approximately $86 (2013 - $98).

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company's sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 16 - Other Non-current Liabilities

Other non-current liabilities are as follows:

		December 31, 2014		December 31, 2013
Long-term debt (i)	$	2,922	$	2,260
Non-current post-retirement benefit liabilities (ii)		208		309
Repayable government contributions (iii)		553		990
Total		3,683		3,559
Less current portion of repayable government contribution		(219)		(464)
Total other non-current liabilities	$	3,464	$	3,095

(i) Long-term debt

In 2011, the Company entered into a loan agreement with the Province of Ontario's Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan commencing from the first disbursement. At the project completion date of September 30, 2015, the outstanding amount of the loan is subject to accelerated repayment in an amount based on the percentage shortfall of actual expenditures incurred to date compared to the contractual minimum. Such amount will be immediately repayable with interest calculated from the date of the last disbursement at a rate of 5.67%.

The Company drew C$972 on the loan during year ended December 31, 2014. There is no availability remaining under this facility at December 31, 2014. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Company is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at December 31, 2014.
The change in carrying value of this liability at December 31 was as follows:

		2014		2013
At January 1,	$	2,260	$	1,288
Present value of draw downs during the period		494		848
Interest accretion during the period		379		225
Foreign currency translation		(211)		(101)
At December 31,	$	2,922	$	2,260

(ii) Post-retirement benefit liabilities

The current year liability relates to defined contribution pension plans in Belgium and is payable in Euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

In the past the Company did not apply the defined benefit accounting for these plans because higher discount rates were applicable and the return on plan assets provided by insurance companies was sufficient to cover the minimum guaranteed return. Continuous low interest rates offered by the European financial markets has resulted in employers in Belgium being required to measure the potential impact of defined benefit accounting for these plans. The Company has estimated the potential additional liabilities as $208 at December 31, 2014. The actuarial re-measurement of $208 related to this liability was record through other comprehensive income.

During 2014, the Company had a liability in respect of the value of an unfunded pension obligation. This liability was nil at December 31, 2014 (2013 - $309), due to the death of the beneficiary of this plan. This liability of $272 was reversed as a gain through other comprehensive income at December 31, 2014.

(iii) Repayable government contributions:

In 1998, Stuart Energy Systems Company, a predecessor company, entered into an agreement with Technologies Partnerships Canada ("TPC"), to develop and demonstrate hydrogen fleet fuel appliances. The Company received government contributions related to certain historical research and development projects.

In January 2011, the Company entered into an amended agreement (the "Amendment") with TPC. Under the terms of the Amendment, C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at December 31, 2014 was $553 (2013 - $990), including the current portion of $219 (2013 - $464), which was included in trade and other payables.

The change in carrying value of this liability at December 31 was as follows:

		2014		2013
At January 1,	**$**	**990**	$	1,130
Repayments during the period		**(498)**		(338)
Interest accretion during the period		**104**		101
Increase for contingent amount		**-**		213
Foreign currency translation		**(81)**		(52)
Fair value (gain) loss		**38**		(64)
At December 31,	**$**	**553**	$	990
Less current portion		**(219)**		(464)
At December 31,	**$**	**334**	$	526

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 17 - Share Capital

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2014			2013		
	Number		Amount	Number		Amount
Balance at January 1	9,017,617	$	333,312	7,775,540	$	323,513
Share offering	1,000,000		13,545	891,250		6,145
Warrants exercised	57,144		1,217	302,859		3,171
Stock options exercised (note 18)	15,564		185	47,968		483
At December 31,	**10,090,325**	**$**	**348,259**	9,017,617	$	333,312

Common Share issuance

On May 13, 2014 the Company and CommScope, Inc. of North Carolina ("CommScope") entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of $15 per share. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,545.

On April 30, 2013 the Company entered into an underwriting agreement to issue 775,000 common shares of the Company at an issue price of $7.75 per share. The underwriter also retained an overallotment of 116,250 shares that could be issued at any time on the ensuing 30 days. On May 3, 2013 the Company issued 891,250 shares for gross proceeds of $6,907 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $6,145.

Warrants

On January 14, 2010, as part of a registered direct offering, the Company issued 239,356 Series A warrants and 260,646 series B warrants exercisable for a period of five years beginning in 2010. The exercise price of the warrants is $3.68 per common share. All 239,356 of the Series A warrants and 191,574 of the Series B warrants were fully exercised by December 31, 2013. The remaining 69,072 Series B warrants were exercised during 2014. The change in fair value during the period was included within other finance losses, net.

The activity of the warrants during the years ended December, 2014 and 2013 was as follows:

	2014			2013		
	Number		Amount	Number		Amount
Balance at January 1	69,072	$	1,075	402,502	$	1,545
Loss on revaluation to fair value	-		142	-		1,873
Fair value of warrants exercised	(69,072)		(1,217)	(333,430)		(3,171)
Cash proceeds on exercise	-		-	-		828
At December 31,	**-**	**$**	**-**	69,072	$	1,075

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

During 2014, 69,072 warrants were exercised for no cash proceeds (2013 – cash proceeds of $828 on 333,430 warrants) and 57,144 shares were issued.

The loss due to the change in fair value of warrants during the year was $142 (2013 - $1,873) and was included in other finance (losses) gains, net

Note 18 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation's Stock Option Plan.

The number of shares that may be issued under the Corporation's previous Stock Option Plan are 329,172 of which 254,056 stock options were outstanding at December 31, 2014. No further stock options may be issued under this plan.

Of the 660,564 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 227,347 have been granted as stock options and 192,320 have been granted as PSUs and were outstanding at December 31, 2014. The Corporation has 240,897 of share units available for issue as RSUs and PSUs under the Omnibus Incentive Plan at December 31, 2014.

Stock Options

A summary of the Company's stock option plan is as follows:

	2014		2013	
	Number of shares	**Weighted average exercise price C$**	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	**503,907**	**$8.63**	526,519	$9.71
Granted	**-**	**-**	30,000	$8.10
Exercised	**(15,564)**	**$8.49**	(47,968)	$6.69
Forfeited	**(1,888)**	**22.48**	-	-
Expired	**(5,052)**	**$160.11**	(4,644)	$147.75
Outstanding, end of period	**481,403**	**$6.99**	503,907	$8.63

All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. There were no stock options granted during 2014. The weighted average aggregate fair value of the stock options granted in 2013 was $144 ($4.79 per option). The fair value of the stock options granted in 2013 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2013
Risk-free interest rate (%)	1.39%
Expected volatility (%)	69%
Expected life (in years)	5 years
Expected dividends	-

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Expected volatility during the year ended December 31, 2013 was determined using the historical volatility for the Company's share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the year ended December 31, 2014, related to stock options was $291 (2013 - $455) and was included in selling, general and administrative expenses.

The following table summarizes information about the Company's stock options outstanding as of December 31, 2014:

Grant Date	Expiry date	Total Number of options	Weighted average remaining contractual life (in years)	Exercise price C$	Number of vested options	Weighted average remaining contractual life (in years)	Exercise price C$
May 23, 2006	May 23, 2016	3,190	1.39	$84.25	3,190	1.39	$84.25
March 23, 2007	March 23, 2017	3,411	2.23	29.25	3,411	2.23	29.25
March 12,2008	March 12, 2018	5,135	3.20	14.50	5,135	3.20	14.50
March 27, 2009	March 27, 2019	6,216	4.24	13.25	6,216	3.20	13.25
April 5, 2010	April 5, 2020	23,549	5.26	4.91	23,549	5.26	4.91
March 31, 2011	March 31, 2021	85,650	6.25	6.96	78,150	6.25	6.96
June 8, 2011	June 8, 2021	126,905	6.44	5.03	111,041	6.44	5.03
May 11, 2012	May 11, 2022	157,871	7.36	6.25	78,936	7.36	6.25
November 19, 2012	November 19, 2022	39,476	7.89	6.60	19,738	7.89	6.60
March 21, 2013	March 21, 2023	30,000	8.22	8.10	7,500	8.22	8.10
Total		481,403	6.75	$6.99	336,866	6.47	$7.21

Performance Share Units ("PSUs")

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs are recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

A summary of the Company's PSU activity is as follows:

	2014	2013
Balance at January 1,	**154,493**	148,320
PSUs issued	**37,827**	6,173
At December 31	192,320	154,493

Stock-based compensation expense for the year ended December 31, 2014, related to PSUs was $253 (2013 - $176), with an offsetting increase to contributed surplus.

Deferred Share Units ("DSUs")

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the holder, upon termination of directorship, valued at the price of the Company's common share on the TSX on the date of termination. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

A summary of the Company's DSU activity is as follows:

	2014			2013		
	Number		**Amount**	Number		Amount
Balance at January 1,	**131,320**	**$**	**2,521**	124,085	$	842
DSU redemptions	**(49,441)**		**(1,472)**	-		-
DSU compensation expense	**5,971**		**105**	7,235		88
DSU fair value adjustments	**-**		**14**	-		1,591
At December 31,	**87,850**	**$**	**1,168**	131,320	$	2,521

For the period ended December 31, 2014, the Company recognized expenses of $105 (2013 - $88) for the issue of new DSUs and $14 (2013 – $1,591) for the mark-to-market adjustment on the liability and a redemption of units of $1,472 (2013 – nil).

The DSU liability at December 31, 2014 of $1,168 (2013 - $2,521) was included in trade and other payables. DSUs vest immediately on the date of issuance.

Restricted Share Units ("RSUs")

In 2008, the Board of Directors authorized a restricted share unit plan for senior executives. In 2012, the Omnibus Incentive Plan was adopted, under which, senior executives may be granted a portion of their long-term incentive plan in the form of RSUs instead of stock options. An RSU is a unit, equivalent in value to a common share of the Company. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted. Compensation cost for RSUs granted under the Omnibus Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

A summary of the Company's RSU activity is as follows:

	2014			2013		
	Number		Amount	Number		Amount
Balance at January 1,	46,885	$	660	189,694	$	859
RSUs vested redemptions	(46,885)		(623)	(142,809)		(2,743)
RSU amortization expense	-		236	-		690
RSU fair value adjustments	-		(273)	-		1,854
At December 31,	-	$	-	46,885	$	660

The RSU liability at December 31, 2014 was nil (2013 - $660) as a result of the vesting and redemption of the outstanding units at December 31, 2014.

Note 19 - Selling, General and Administration

Year ended December 31,		2014		2013
Salaries and benefits, office administration and other expenses	$	10,655	$	10,980
Depreciation		422		405
Amortization		53		39
Stock based compensation (including stock options and PSUs)		544		631
DSUs		119		1,679
RSUs		(37)		2,544
Total	$	11,756	$	16,278

Note 20 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the year ended December 31, 2014 and 2013, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Year ended December 31,		2014		2013
Research and product development expenses	$	6,682	$	5,534
Government research and product development funding		(3,398)		(2,968)
Total	$	3,284	$	2,566

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 21- Key management compensation

Key management includes the Company's directors and key executive members.

Year ended December 31,		2014		2013
Salaries and short term employee benefits,	$	2,174	$	2,315
Stock-based compensation				
DSUs		111		87
PSUs		311		47
Total	$	2,596	$	2,449

Note 22 - Expenses by Nature

The following expenses are included in cost of sales; selling, general and administrative expenses; and research and development expenses.

Year ended December 31,		2014		2013
Raw materials and consumables used	$	27,381	$	22,597
Employee benefits (note23)		17,286		21,087
Facilities		1,513		1,508
Shareholder and other corporate communications		405		515
Depreciation and amortization		661		712
Professional services		758		606
Insurance		534		576
Other		836		1,595
Total	$	49,374	$	49,196

Note 23- Employee Benefits Expense

The following employee benefits expenses are included in cost of sales; selling, general and administrative expenses; and research and development expenses.

Year ended December 31,		2014		2013
Salaries and wages	$	15,467	$	15,076
Stock-based compensation (including PSUs)		544		631
Medical, dental and insurance		698		674
Pension costs		121		108
Stock based compensation – RSUs and DSUs		82		4,223
Other		374		375
Total	$	17,286	$	21,087

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 24 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Year ended December 31,		2014		2013
Loss from change in fair value of exercised warrants	$	(142)	$	(557)
Loss from change in fair value of outstanding warrants		-		(1,315)
Loss from change in net present value of repayable government contribution (note 16)		(38)		(193)
Total	$	(180)	$	(2,065)

Note 25 - Income Taxes

The Corporate had net losses for the periods ended December 31, 2014 and 2013 and income tax expense was nil for each of these years.

The estimated income tax rate for the Company is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

The Company's computation of income tax expense is as follows:

Year ended December 31,		2014		2013
Loss before income taxes	$	(4,523)	$	(8,908)
Statutory income tax rate		25%		25%
Income tax recovery at statutory rates		(1,130)		(2,227)
Non-deductible expenses		82		706
Non-taxable revenue				
Other permanent differences		(163)		(307)
Effect of income tax and rate changes on deferred income taxes		-		-
Effect of foreign currency rate changes on deferred income taxes		(576)		(544)
Income taxes at different rates in foreign and other provincial jurisdictions		(198)		(283)
Other		(195)		(536)
Tax losses for which no deferred income tax asset was recognized		2,180		3,191
Total income tax expense	$	-	$	-

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

At December 31, 2014, the Company has available income tax loss carry-forwards of $79,268 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

For the years ended		
2023	$	139
2024		190
2025		244
2026		512
2027		14
2028		1
2029		349
2030		7,208
2031		6,444
2032		5,682
2033		-
2034		4,767
No expiry		53,718
Total	$	79,268

Components of the Company's deductible temporary differences and unused tax losses are:

Year ended December 31,		2014		2013
Non-capital losses	$	**24,686**	$	22,418
Investment tax credits		**1,593**		1,438
Scientific research and experimental development		**941**		778
Property, plant and equipment and intellectual property		**916**		787
Provisions		**156**		143
Other		**59**		1,228
Total	**$**	**28,351**	$	26,792

No deferred income tax asset has been recognized in respect of the $28,351 of losses and other temporary differences, reflecting the Company's uncertainty associated with the realization of all deferred income tax assets.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 26 - Net Loss Per Share

The loss per share for the periods ended December 31, 2014 and 2013 were as follows:

		2014		2013
Net loss	**$**	**(4,523)**	**$**	**(8,908)**
Weighted average number of common shares outstanding – basic		**9,718,349**		8,592,600
Dilutive effect of stock options		**-**		-
Dilutive effect of warrants		-		-
Weighted average number of shares outstanding – diluted		**9,718,349**		8,592,600
Net loss per share – basic and diluted	**$**	(0.47)	**$**	(1.04)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 27 – Commitments and Contingencies

The Company incurred rental expenses of $884 under operating leases in 2014 (2013 - $845). The Company has future minimum lease payments under operating leases relating to premises, office equipment, and vehicles as follows:

For the years ended		
2015	$	862
2016		875
2017		725
2018		649
2019		412
Thereafter		425
Total	$	3,948

The Company leases various premises, office equipment, and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide the Company with the ability to purchase the equipment or automobile at fair value at time of exercise. The leases have varying terms, escalation clauses and renewal rights.

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that requires the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

Note 28 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of a senior manager of the Company. During 2014, Hydrogenics made purchases of $171 (2013 - $212) from this related company. At December 31, 2014, the Company had an accounts payable balance due to this related party of $12 (2013 - $4).

As a result of CommScope's investments in the Company, CommScope was previously considered a related party. During 2014, product sales to CommScope were $58 (2013 - $4,049). At December 31, 2014, the Company had no outstanding accounts receivable from CommScope (2013 - nil).

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Company holds an equity investment in this joint venture. During 2014, the Company sold the joint venture a 1 Megawatt Power Generation unit for $3,136 and at the end of December 31, 2014 the Company had a receivable of $935 owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company's subsidiaries.

Note 29 - Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

December 31,		2014		2013
Decrease (increase) in current assets				
Trade and other receivables	$	(7,329)	$	384
Grants receivable		(118)		17
Inventories		(1,877)		(973)
Prepaid expenses		232		(64)
Increase (decrease) in current liabilities				
Trade and other payables, including warranty provision		(624)		(1,614)
Deferred revenue		(741)		(6,629)
Total	$	(10,457)	$	(8,879)

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Note 30 - Segmented Financial Information

The Company's two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products

Financial information by reportable segment for the year ended December 31, 2014 and 2013 was as follows:

Year ended December 31, 2014	**On-Site Generation**	**Power Systems**	**Corporate and Other**	**Total**
Revenues from external customers	**$ 30,192**	**$ 15,356**	**$ -**	**$ 45,548**
Intersegment revenue	**2,764**	**507**	**-**	**3,271**
Gross profit	**6,102**	**5,112**	**-**	**11,214**
Selling, general and administrative expenses	**3,293**	**4,143**	**4,320**	**11,756**
Research and product development expenses	**1,070**	**2,194**	**20**	**3,284**
Segment gain (loss)	**1,739**	**(1,225)**	**(4,340)**	**(3,826)**
Interest income	**-**	**-**	**9**	**9**
Interest (expense)	**-**	**-**	**(549)**	**(549)**
Foreign currency gains	**-**	**-**	**957**	**957**
Foreign currency (losses)	**-**	**-**	**(840)**	**(840)**
(Loss) in joint venture	**-**	**-**	**(94)**	**(94)**
Other finance (losses), net	**-**	**-**	**(180)**	**(180)**
Income (loss) before income taxes	**$ 1,739**	**$ (1,225)**	**$ (5,037)**	**(4,523)**

Year ended December 31, 2013	**On-Site Generation**	**Power Systems**	**Corporate and Other**	**Total**
Revenues from external customers	$ 24,078	$ 18,335	$ -	$ 42,413
Intersegment revenue	16	40	-	56
Gross profit	3,681	8,380	-	12,061
Selling, general and administrative expenses	3,249	4,201	8,828	16,278
Research and product development expenses	817	1,722	27	2,566
Segment gain (loss)	(385)	2,457	(8,855)	(6,783)
Interest income			11	11
Interest (expense)			(426)	(426)
Foreign currency gains			517	517
Foreign currency (losses)			(162)	(162)
Other finance (losses), net			(2,065)	(2,065)
Income (loss) before income taxes	$ (385)	$ 2,457	$ (10,980)	$ (8,908)

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Balance sheet information by reportable segment at December 31, 2014 and 2013 was as follows:

At December 31, 2014		On-Site Generation		Power Systems		Corporate and Other		Total
Cash and cash equivalents and restricted cash	$	3,354	$	245	$	6,822	$	10,421
Trade and other receivables		4,614		8,286		-		12,900
Inventories		9,714		4,984		-		14,698
Investment in joint venture		-		-		2,150		2,150
Property, plant and equipment		454		1,419		-		1,873
Goodwill and intangibles		4,633		-		133		4,766
Other assets		219		449		79		747
Total Assets	$	22,988	$	15,383	$	9,184	$	47,555
Current liabilities	$	9,358	$	10,060	$	1,901	$	21,319
Non-current liabilities		1,109		9,318		333		10,760
Total Liabilities	$	10,467	$	19,378	$	2,234	$	32,079

At December 31, 2013		On-Site Generation		Power Systems		Corporate and Other		Total
Cash and cash equivalents and restricted cash	$	5,283	$	1,180	$	7,384	$	13,847
Trade and other receivables		2,836		2,555		-		5,391
Inventories		7,780		5,041		-		12,821
Property, plant and equipment		723		961		-		1,684
Goodwill and intangibles		5,253		-		95		5,348
Other assets		281		540		158		979
Total Assets	$	22,156	$	10,277	$	7,637	$	40,070
Current liabilities		10,013		7,860		4,655		22,528
Non-current liabilities		969		9,578		834		11,381
Total Liabilities	$	10,982	$	17,438	$	5,489	$	33,909

Property, plant and equipment are located in the following countries:

Year ended December 31,		2014		2013
Canada	$	1,167	$	731
Belgium		454		723
Germany		252		230
Total	$	1,873	$	1,684

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

Revenue from external customers by region was as follows:

Year ended December 31,		2014		2013
European Union	$	15,645	$	18,007
Eastern Europe		11,084		5,058
Asia		8,336		6,771
North America		7,712		7,746
South and Central America		1,838		77
Middle East		523		1,131
Africa		330		2,697
Oceania		80		926
Total	$	45,548	$	42,413

Revenue for the largest customers as a percentage of the total revenue was as follows:

Year ended December 31,	2014	2013
First largest (Power segment)	14%	24%
Second largest (2014 Generation,2013 Power segment)	10%	10%
Third largest (2014 Power/Generation, 2013 Generation segment)	8%	9%
Fourth largest	8%	5%
All other customers	60%	52%
Total	100%	100%

Note 31 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant. The fair value of the liabilities relating to the RSUs and DSUs are classified as Level 1.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii) Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii) Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

The Company has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy during the year ended December 31, 2014.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying values of the Company's financial instruments:

		2014	$	2013
Cash and cash equivalents	$	**6,572**		11,823
Restricted cash		**3,228**		635
Restricted cash – non current		**621**		1,389
Trade and other receivables		**12,900**		5,391
Loans and receivables (i)	$	**23,321**	$	19,238
Trade and other payables	$	**13,156**	$	13,193
Long-term debt		**2,922**		2,260
Non-current repayable government contributions		**334**		526
Post-retirement benefit liabilities		**208**		309
Other financial liabilities	$	**16,620**	$	16,288

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At December 31, 2014, the Company had $6,572 (2013 - $11,823) of current cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations. The Company's objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company's financing plans and compliance with internal targets. A significant portion of the Company's financial liabilities are classified as current liabilities, as settlement is expected within one year.

The following table details the Company's contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Company can be required to pay and represents the undiscounted cash flow including principal and interest.

At December 31, 2014		Due in less than 1 year		Due in 1-3 years		Due in 4-5 years		Due in 6-10 years
Trade and other payables		12,917		-				
Repayable government contributions		239		439				
Long-term debt		-		1,221		2,328		2,177
Total	$	13,156	$	1,660	$	2,328	$	2,177

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

At December 31, 2013		Due in less than 1 year		Due in 1-3 years		Due in 4-5 years		Due in 6-10 years
Trade and other payables		12,628		-		-		-
Warrants		1,075		-		-		-
Repayable government contributions		465		209		317		-
Long-term debt		-		-		2,196		3,035
Total	$	**14,168**	$	**209**	$	**2,513**	$	**3,035**

Credit risk

Credit risk arises from the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk from customers. At December 31, 2014, the Company's two largest customers accounted for 24% of revenue (34% at December 31, 2013) and 57.8% of accounts receivable (2013 – 42.6%). In order to minimize the risk of loss for trade receivables, the Company's extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases, irrevocable letters of credit. The majority of the Company's sales are invoiced with payment terms between 30 and 60 days. The Company's objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable. The Company has also insured a portion of its outstanding accounts receivable with Export Development Canada.

The Company's trade receivables have a carrying value of $10,518 at December 31, 2014 (2013 - $4,864), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts and insurance.

The aging of these receivables is as follows:

At December 31,	2014	2013
Not due	**68%**	91%
Less than 30 days past due	**11%**	1%
Less than 60 days past due, more than 30 days past due	**8%**	3%
More than 60 days past due	**13%**	5%
Total	**100%**	100%

The Company's gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

At December 31,	2014	2013
Europe	**59%**	74%
North America	**20%**	13%
Asia	**17%**	7%
Rest of world	**4%**	6%
Total	**100%**	100%

The activity of the allowance for doubtful accounts for the year is as follows:

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

		2014		2013
Allowance for doubtful accounts, beginning of year	**$**	**139**	$	124
Bad debt expense		**9**		15
Reversal of bad debt expense		**(13)**		-
Write-off of bad debts		**(2)**		-
At December 31,	**$**	**133**	$	139

The Company believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 0 - 60 days of the payment term on the invoice.

The Company may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, chartered Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Company minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Company may also fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Company's objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these banks. The Company's cash and cash equivalents and restricted cash was $10,421 at December 31, 2014 (2013 - $13,847), representing the maximum exposure to credit risk of these financial assets. Approximately 99% (99% - December 31, 2013) of the Company's cash and restricted cash at December 31, 2013 was held by four financial institutions.

The Company's exposure to credit risk relating to cash and cash equivalents and restricted cash on deposit segmented by geographic area at December 31, 2014 and 2013 was as follows:

	2014	2013
Canada	**64%**	54%
Belgium	**33%**	38%
Germany	**3%**	8%
Total	**100%**	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company's functional currency of US dollars and the functional currency of its Belgium subsidiary in Euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company's subsidiaries in Belgium and Germany. The Company's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the subsidiary to the extent practicable to match the obligations of its financial liabilities. Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities which are denominated in foreign currencies. The Company recognized a net foreign exchange gain of $116 (213 – a net gain of $355) for the year ended December 31, 2014.

Hydrogenics Corporation
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(in thousands of US dollars, except share and per share amounts)

At December 31, 2014 if the Canadian dollar had strengthened/weakened by 10% against the US dollar with all other variables held constant, the net loss would have been lower/higher by $471 as a result of foreign exchange on the translation of Canadian dollar denominated balances.

At December 31, 2014, if the Euro had strengthened/weakened by 10% against the US dollar with all other variables held constant, the comprehensive loss would have been lower/higher by $568 as a result of foreign exchange on the translation of Euro denominated balances.

Interest rate risk

Cash flow interest rate risk arises because of the fluctuation in market interest rates. The Company's objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Company is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Company's borrowings are at a fixed interest rate. Given the prevailing interest rates earned by the Company's short-term investments, a 10% increase or decrease would have minimal impact on the Company's results.

Note 32 – Capital Management

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company's primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company's objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company's ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company's capital is composed of long-term debt and shareholders' equity as follows:

		2014		2013
Long-term debt	**$**	**2,922**	$	2,260
Equity		**15,476**		6,161
Total Capital	**$**	**18,398**	$	8,421

Board of Directors

Douglas S. Alexander, Chairman
Chair of the Board, Acting Chairman of Audit Committee and Member of Human Resources and Corporate Governance Committee

Michael A. Cardiff, Director
Chair of Human Resources and Corporate Governance Committee and member of Audit Committee

Joseph Cargnelli, Director
Chief Technology Officer of the Company

David C. Ferguson, Director
Member of Audit Committee

Henry J. Gnacke, Director
Member of Human Resources and Corporate Governance Committee

Donald J. Lowry, Director
Member of Audit Committee

Daryl C.F. Wilson, Director
President and Chief Operating Officer of the Company

Shareholder Information

Whistle-blower Hotline
As part of our whistle-blower policy, this hotline allows team members and others to anonymously and confidentially raise accounting, internal controls and ethical inquiries or complaints.

E-delivery of Shareholder Documents
The benefits of electronic delivery (e-delivery) include access to important company documents in a convenient, timely and environmentally friendly manner that also reduces printing and mailing costs. Hydrogenics has engaged CST Trust Company to allow shareholders to receive the annual report and annual mailing materials through e-delivery.

Shareholders
For shareholders who hold their shares directly, you will receive a request for financial statements form by first class mail with your annual meeting mailing. You will need to complete and submit the enrolment form and return it as directed within the card, to receive annual & interim material. On the form, you will be offered a URL for on-line requests and/or the option to receive the annual & interim material physically.

Corporate Office
220 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Phone: 905.361.3660
Fax: 905.361.3626
www.hydrogenics.com

Auditors
PricewaterhouseCoopers LLP
PwC Tower
18 York Street, Suite 2600
Toronto ON M5J 0B2

Transfer Agent
CST Trust Company
P.O. Box 700
Station B
Montreal, Quebec
Canada H3B 3K3
Email: inquiries@canstockta.com
Website: www.canstockta.com

Stock Exchange Listing
NASDAQ Global Market Symbol: HYGS
Toronto Stock Exchange Symbol: HYG

The Annual and Special Meeting of Shareholders will be held on May 6, 2015 at 10.00 a.m. at Hydrogenics Corporation, 220 Admiral Boulevard, Mississauga, Ontario, Canada.